FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA SHAREHOLDERS’ MEETING APPROVES CAPITAL INCREASE
AND PUBLIC OFFERING OF NEW SHARES

•     Approval given for issuance and placement of up to 150 million new shares with a value of up to US$350 million

Mexico City, June 25, 2009 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today the resolutions passed at an Extraordinary Shareholders’ Meeting held today.

The shareholders’ meeting approved an increase in the capital of the Company and the carrying out of a public offering in Mexico, the United States and other international markets. The shareholders’ meeting approved a capital increase for the equivalent in pesos of up to US$350 million, up to a maximum of150 million new shares. Such amount includes a 15% overallotment option to be granted to the underwriters of the proposed offering. The shareholders’ meeting authorized the Chief Executive Officer and the Chief Financial Officer to determine the timing and amount of the issuance, which may take place at any time over the 12 months following the date of the meeting, subject to market conditions and any necessary regulatory approvals. In accordance with Article 53 of the Mexican Securities Law, existing shareholders will not have preemptive rights to subscribe the new shares.

The Company expects to use the net proceeds from the proposed public offering, which is subject to approval by Mexico’s National Banking and Securities Commission, for investments in existing and new infrastructure concessions and for working capital to expand its participation in civil construction and housing development projects. The Company expects to use approximately 80% of the net proceeds for new projects. The proceeds are expected to be allocated in the following manner:

•

approximately 50% for investment in the Infrastructure segment, to facilitate the Company’s participation in and bidding on new highway projects (both toll roads and Proyectos para Prestacion de Servicios, often referred to as PPPs), mass transit projects, including Lines 2 and 3 of the Mexico City metropolitan area suburban rail system and water-related projects, such as the recent award of the El Realito aqueduct;

•

approximately 20% for additional liquidity in the Civil Construction segment, to support growth in urban projects and heavy and specialized construction projects, which can have working capital requirements, such as: (i) mass transit metro systems, (ii) building federal and state hospitals, (iii) modernization and expansion of airports and ports, (iv) building urban developments, hotels and prisons, (v) the treatment and distribution of water, (vi) the engineering, procurement and construction of hydroelectric projects, and (vii) the modernization, expansion and conservation of toll roads, highways, bridges, tunnels and bypasses;

•	approximately 20% for investment in existing infrastructure projects that the Company recently initiated, including the Rio de los Remedios – Ecatepec highway and the La Piedad bypass; and

PRESS RELEASE

•	approximately 10% for investment in the Housing Development segment, particularly in new home-building technologies.

The Extraordinary Shareholders’ Meeting had a quorum of 92.57% of the shares issued and outstanding, and the resolutions related to the capital increase were approved by the required majorities.

This release does not constitute an offer of securities for sale in the United States or elsewhere. A registration statement relating to the Company's equity securities has been filed with the Securities and Exchange Commission. A prospectus meeting the requirements of section 10 of the Securities Act of 1933 may be obtained by written request to the contacts listed below.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer